QWICK MEDIA INC.
780 – 333 Seymour Street
Vancouver, BC Canada V6B 5A6

January 7, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549 USA

Attention:	Ethan Horowitz, Branch Chief
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Qwick Media Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 29, 2010
File No. 0-32981

     The Company writes this letter in connection with its response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated December 23, 2010 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2009. The Company acknowledges and confirms that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust you will find the foregoing to be in order. Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

QWICK MEDIA INC.

/s/ Ross J. Tocher
Ross J. Tocher
President and Chief Executive Officer